UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32241

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Freescale Semiconductor, Inc.

6501 William Cannon Drive West

Austin, Texas 78735

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, signature and exhibits are filed for the Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan:

Exhibits

23	Consent of Independent Registered Public Accounting Firm

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Financial Statements

and Supplemental Schedule

December 31, 2004

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee

Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan

We have audited the statement of net assets available for benefits of the Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the period from the date of inception, December 2, 2004, through December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in net assets available for benefits for the period from the date of inception, December 2, 2004, through December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Austin, Texas

October 31, 2005

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

December 31, 2004
Investments:
Investments, at fair value	$3,905,368
Investments, at contract value	200,271

Total investments	$4,105,639

Receivables:
Participants’ contributions	$1,493,643
Company contributions	2,548,107
Interest income	599

Total receivables	$4,042,349

Liabilities:
Due to broker for securities purchased	$(1,498,595)
Administrative expenses payable	(52,106)

Total liabilities	$(1,550,701)

Net assets available for benefits	$6,597,287

See accompanying notes.

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Period from Date of Inception, December 2, 2004, to December 31, 2004
Additions:
Investment income:
Net appreciation in fair value of investments	$37,811
Interest and dividend income	4,305

Net investment income	$42,116

Contributions:
Participants	$3,158,777
Company	3,448,500

Total contributions	$6,607,277

Total additions	$6,649,393

Deductions:
Administrative and other expenses	$(52,106)

Total deductions	$(52,106)

Net increase in net assets available for benefits	$6,597,287
Net assets available for benefits at beginning of period	—

Net assets available for benefits at end of period	$6,597,287

See accompanying notes.

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

General

The Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined-contribution plan covering substantially all domestic employees of Freescale Semiconductor, Inc. (the “Company”). Employees become eligible to contribute to the Plan immediately upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Company was a wholly-owned subsidiary of Motorola, Inc. (“Motorola”), formerly known as Motorola’s Semiconductor Products Sector. This Plan became effective on December 2, 2004, the date of spin-off of Freescale from Motorola (the “Effective Date”), for the benefit of its employees to provide funds for employees in the event of death, disability, unemployment and retirement, and to encourage employees’ interests in the successful operation of the business. Benefits of participants in the Plan who previously participated in the Motorola 401(k) Profit Sharing Plan (the “Motorola Plan”) and who are eligible employees of the Company at the time of the spin-off were to be transferred from the Motorola Plan to the Plan in accordance with the “Employee Matters Agreement” between the Company and Motorola.

The Plan year for the period presented is December 2, 2004 to December 31, 2004. No assets from the Motorola Plan were transferred to the Plan until January 2005. The majority of the activity in the period presented consists of employee and employer contributions to the Plan, and earnings thereon.

Administration of the Plan

The Company created a Profit Sharing Committee responsible for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. In addition, the Company created an Investment Committee responsible for the management and control of Plan assets. The Company is the plan sponsor, as defined by ERISA. The recordkeeping services with respect to the Plan have been out-sourced to a third party. Northern Trust Company (the trustee) is the Plan’s trustee and holds all of the investments.

Eligibility

Full-time employees are eligible to participate on the Effective Date or their date of hire, if later. Individuals who provide service to the Company under an independent contractor, consultant or employee leasing agreement, or are classified as a leased employee or contract laborer are not eligible to participate in the Plan. In addition, employees with no U.S. source income are also excluded from participation. Part-time employees are eligible to participate the first day of the month coincident with or next following the date on which the employee completes one year of service.

Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code of 1986, as amended (“IRC”). The annual deferral limit as set by the IRC was $13,000 in 2004. An employee hired on or after the Effective Date who is eligible to become a participant in the Plan, but who fails to make a deferral election, shall be deemed to have elected to make elective deferrals in an amount equal to the greater of five percent of compensation or the actual deferral rate in effect for the participant under the Motorola Plan immediately prior to the Effective Date.

In addition, all eligible employees who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations within the IRC.

Participants may rollover amounts from other companies’ qualified plans, conduit and traditional Individual Retirement Accounts, annuities, Section 403(b) annuities and Section 457 governmental plans.

The Company makes matching contributions to participants equal to one dollar for each dollar of participant deferrals up to 5% of pre-tax compensation for the period. If during the Plan year the total matching contribution made on behalf of a participant does not equal the maximum amount of matching contribution required, and the participant satisfies certain specified requirements, the Company shall within 30 days after the Plan year-end, make a lump sum contribution to the participant’s account equal to the difference between the required matching contribution and the amount actually made. Catch-up contributions are not eligible for matching contributions. In conjunction with the Plan set-up, certain participants’ 2004 employer matching calculations were not calculated or remitted timely. These matching contributions of $112,862 are included with the Company contributions receivable amount shown on the statement of net assets available for benefits and are not considered prohibited transactions.

The Company may, in its sole discretion, elect to make profit-sharing contributions to the Plan which shall be allocated to participants’ accounts as described in the Plan document. For the year ended December 31, 2004, the Company approved profit-sharing contributions totaling $1,602,031. Employer profit-sharing contributions receivable as of December 31, 2004 were funded to the Plan in 2005.

For each Plan year beginning January 1, 2005 and ending no later than December 31, 2009, the Company shall also make a supplemental contribution on behalf of each employee who immediately prior to the Effective Date, had attained at least age 40 and was an active participant in the Motorola Pension Plan with ten or more years of service under the terms of such plan, was not a highly compensated employee, as defined on the Effective Date, and is employed by the Company at year end. The amount of the supplemental contribution shall be a percentage of compensation as set forth in the Plan agreement based on the Participant’s age and years of service under the Motorola Pension Plan immediately prior to the Effective Date.

Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution or monthly installment payments, or may request that the Company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.

Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan agreement. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

A Participant who has attained the age of 70-1/2 and who is an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

A Participant who is an employee of the Company and who has made a rollover transfer into the Plan may withdraw all or any portion of his/her rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions, Company contributions and/or all or part of their account balances among any of the Plan’s 11 investment alternatives including Company Class A common stock, seven mutual funds, one common collective trust fund, one diversified portfolio fund that invests in a variety of common stocks, and one synthetic guaranteed investment contract. In 2005, the Plan also made available to Plan participants a self-directed brokerage account, in which participants may invest in a broad array of stocks, bonds and equity-based mutual funds. The Plan also utilizes a short term investment fund to facilitate the plan transactions. Participant contributions in the Company’s Class A common stock are limited to 25% of a participant’s total contribution amount. Participants who previously participated in the Motorola Plan may elect to hold investments in Motorola common stock for two years after the Effective Date (or such later date as shall be permitted by the Profit Sharing Committee) in order to provide participants with an opportunity to liquidate their investments in Motorola common stock in an orderly fashion.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, and Company matching, profit sharing and supplemental contributions, and allocation of investment income, net of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants’ interests in their elective deferrals, Company matching contributions, profit sharing contributions and supplemental contributions and related earnings are fully vested and nonforfeitable at all times.

Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms may range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the Profit Sharing Committee. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the Profit Sharing Committee determines the interest rate is not reasonable. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans. No loans were available from the Effective Date through January 17, 2005.

Voting Rights

Each participant is entitled to direct the manner in which the shares (including fractional shares) of Company common stock and Motorola common stock in his or her account are to be voted. The Trustee votes such shares in accordance with the directions of the participant. If the participant does not instruct the Trustee with regard to a voting direction, these shares are voted proportionately in the same manner as the Trustee votes shares as to which the Trustee has received voting instructions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition

Investments in equity securities and mutual funds are carried at fair value, as determined by the trustee based on quoted market prices. The fair value of common/collective trusts is based on the fair value of the underlying securities as determined by the issuer.

The Plan’s investment in the NTGI-QM Collective Daily S&P 500 Equity Index Fund-SL may participate in Northern Trust’s securities lending program. Under the program, securities held by the NTGI-QM Collective Daily S&P 500 Equity Index Fund-SL are loaned by Northern Trust to certain approved brokers. The brokers generally provide cash as collateral against the loans in amounts ranging from approximately 102% to 105%. The collateral is invested in short-term investment funds managed by Northern Trust.

The Plan invests in synthetic investment contracts (the “SIC”). The contract value of the SIC represents fair value of the underlying asset plus the contract value of the wrapper contract associated with the underlying asset. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yield was 4.49% for 2004. The crediting interest rate was 4.6% for 2004. For the SIC, the rate is based on a formula which consists of the yield to maturity, duration, the book and market values and wrapper fees. The rate for the SIC is periodically reset, usually quarterly, and cannot be reset below 0%.

Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of investments held at the end of the year.

The purchase and sale of securities is recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

Contributions

Participant contributions are accrued when the participants’ salary deferrals are made. Employer contributions are accrued for the year to which compensation and salary deferrals were earned and made.

Benefit Payments

Benefits are recorded when paid.

3. Investments

During the period ended December 31, 2004, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated in fair value as determined by quoted redemption or market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$23,551
Freescale Semiconductor, Inc. Class A Common Stock *	7,468
Other Common Stock	4,678
Common collective trust funds	2,114

$37,811

Investments that represent 5% or more of the Plan’s assets as of December 31, 2004 are as follows:

December 31, 2004
Clipper Focus PBHG Fund	$824,311
PIMCO Moderate Duration Fund Institutional	699,654
Wells Fargo Advantage Small Cap Value Class Z	395,968
Calamos Growth Fund Class I	411,016

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Income Tax Status

The Plan has applied for a determination letter from the Internal Revenue Service. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan has satisfied the qualification requirements of IRC Section 401(a) in operation and therefore the related trust is exempt from federal income taxes under the provisions of IRC Section 501(a).

6. Party-in-Interest Transactions

Certain Plan investments are managed by Northern Trust, a party-in-interest with respect to the Plan. The Plan also has investments in Company Class A common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total investments and total liabilities per the financial statements as of December 31, 2004 to the Form 5500:

Total investments per the financial statements	$4,105,639
Less: Investments recorded on trade date basis	(1,498,595)

Total Investments per the Form 5500	$2,607,044

Total liabilities per the financial statements	$1,550,701
Less: Due to broker for securities purchased	(1,498,595)

Total liabilities per the Form 5500	$52,106

8. Subsequent Event

In January 2005, participant account balances of employees of the Company were transferred from the Motorola Plan.

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Employer Identification Number 20-0443182

Plan Number 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares/Units	Current Value
Mutual Funds:
Wells Fargo Advantage Small Cap Value Class Z	13,468	$395,968
Calamos Growth Fund Class I	7,329	411,016
Julius Baer International Equity Class I	6,856	220,422
Morgan Stanley Institutional International Equity Class A	9,775	205,183
Oakmark Equity & Income Fund Class I	7,633	179,373
Clipper Focus PBHG Fund	47,566	824,311
PIMCO Moderate Duration Fund Institutional	67,730	699,654

Total Mutual Funds		$2,935,927

Common Stock:
American Express	405	$22,830
Amgen Inc.	430	27,585
Anheuser Busch	440	22,321
Berkshire Hathaway Inc.	7	20,552
Coca Cola	305	12,697
Dell Inc.	365	15,381
Freescale Semiconductor, Inc. - Class A *	12,659	225,583
Harley Davidson Inc.	420	25,515
Hershey Foods	460	25,548
Johnson & Johnson	445	28,222
McGraw Hill Companies Inc.	390	35,700
Medtronic Inc.	670	33,279
Microsoft Inc.	1,050	28,046
Pepsico Inc.	530	27,666
Pfizer Inc.	500	13,445
United Parcel Service Inc.	225	19,229
3M Company	270	22,159

Total Common Stock		$605,758

Common Collective Trust Funds:
Collective Short-Term Investment Fund *	100,144	$100,144
MFB NTGI-QM Collective Daily S&P 500 Equity Index Fund *	83	263,539

Total Common Collective Trust Funds		$363,683

Synthetic Guaranteed Investment Contracts:
Deutsche Asset Management/IXIS Financial Product 1908-01		49
Abbott Labs Nt; 12/1/2006; 6.4%		109
ABFS 2002-1 A5; 12/15/2032; 6.51%		390
ABN AMRO Bk NV Chicago Sub Nt; 6/28/2006; 7.55%		146
Aegon NV Nt; 6/1/2013; 4.75%		137
Aetna Svcs Inc Gtd Nt; 8/15/2006; 7.13%		26
African Development Bank Bd; 8/1/2008; 3.25%		31
African Development Bank Sr UnSub; 7/29/2005; 3.25%		70
Airtouch Communications Nt; 7/15/2006; 7.5%		75
Albertsons Inc Sr Nt; 2/15/2011; 7.5%		81
Alcan Inc Nt; 5/15/2013; 4.5%		68
Alcoa Inc Nt; 1/15/2012; 6%		15
Alcoa Inc Nt; 8/1/2010; 7.38%		41
Allstate Corp Sr Nt; 12/1/2009; 7.2%		90
Allstate Finl Global Fnd; 9/10/2008; 4.25%		70
Altria Group Inc Nt; 11/4/2013; 7%		41
AMCAR 2004-1 D; 7/6/2010; 5.07%		65
American Elec Pwr Nt; 3/15/2010; 5.38%		73
American Elec Pwr Nt; 5/15/2006; 6.13%		72
American Express Co Nt; 7/15/2013; 4.88%		34

American Express Corp Bd; 11/1/2005; 6.88%	64
American General Fin Nt; 5/15/2009; 4.63%	211
American General Finance MTN; 10/1/2012; 5.38%	433
American General Finance Nt; 3/15/2007; 5.75%	124
American Home Products Wyeth Nt; 3/15/2011; 6.95%	689
American Intl Group Inc Nt; 5/15/2008; 2.88%	134
American Movil SA de CV Gtd; 3/1/2014; 5.5%	207
Amgen Inc Sr Nt 144A; 11/18/2014; 4.85%	462
Amoco Corp Deb; 8/1/2007; 6.5%	113
Anheuser Busch Cos Inc Deb; 12/1/2009; 9%	84
Aol Time Warner Inc; 5/1/2007; 6.15%	147
AOL Time Warner Inc Nt; 4/15/2006; 6.13%	72
AOL Time Warner Inc Nt; 4/15/2011; 6.75%	78
AOL Time Warner Inc Nt; 5/1/2012; 6.88%	158
Archer Daniels Midland Co Deb; 4/15/2011; 8.88%	87
Asian Dev Bk; 2/5/2007; 4.88%	217
Associates Corp NA Sr Nt; 11/1/2008; 6.25%	150
AT&T Wireless Svcs Inc Nt; 5/1/2012; 8.13%	126
AT&T Wireless Svcs Inc Sr Nt; 3/1/2006; 7.35%	74
AT&T Wireless Svcs Inc Sr Nt; 3/1/2011; 7.88%	207
Atlantic Richfield Co Nt; 4/15/2009; 5.9%	109
AXA Financial Inc Sr Nt; 8/1/2010; 7.75%	41
BAESystems Hldgs Inc Nt 144A; 12/15/2011; 6.4%	463
Banco Nacional Com EXT Nt 144A; 1/21/2009; 3.88%	341
Bank of America Corp Sr Nt; 4/15/2012; 6.25%	77
Bank of America Corp Sub Nt; 10/15/2011; 7.13%	79
Bank of America Corp Sub Nt; 1/15/2011; 7.4%	409
Bank of America Corp Sub Nt; 2/15/2010; 7.8%	246
Bank Of New York Sr Nt; 7/1/2007; 5.2%	18
Bank of New York Sr Nt; 12/1/2009; 7.3%	86
Bank One Corp Nt; 8/1/2005; 7.63%	233
Bank One Corp Nt; 8/1/2010; 7.88%	82
Bank One Corp Sub Nt; 11/15/2011; 5.9%	149
Bank One NA Illinois Nt; 3/26/2007; 5.5%	145
BankAmerica Corp Sub Nt; 3/1/2009; 7.13%	157
BankBoston NA Sub Bk MTN; 3/25/2008; 6.38%	38
BankBoston NA Sub Bk MTN; 4/15/2008; 6.38%	19
BankBoston NA Sub Nt; 12/19/2007; 6.5%	37
Barclays Bank PLC Sub Nt; 12/15/2009; 7.4%	59
BB&T Corp Sub Nt; 6/15/2007; 7.25%	56
BB&T Corporation Nt; 10/1/2012; 4.75%	35
BB&T Corporation Nt; 12/23/2015; 5.2%	140
Bear Stearns Co Inc Nt; 3/30/2006; 3%	276
Bear Stearns Co Inc Nt; 1/15/2007; 5.7%	73
Bear Stearns Co Inc Nt; 8/15/2007; 7.8%	78
Bellsouth Cap Funding Nt; 2/15/2010; 7.75%	82
Bellsouth Corp Nt; 10/15/2006; 5%	143
Bellsouth Corp Nt; 10/15/2011; 6%	76
Berkshire Hathaway Inc Co Gtd; 10/15/2013; 4.63%	415
BHP Billiton Finance BV Nt; 4/15/2013; 4.8%	281
Boeing Cap Corp Nt; 2/15/2007; 5.75%	110
Boeing Cap Corp Sr Nt; 3/1/2011; 6.1%	86
Boeing Capital Corp Bd; 1/15/2013; 5.8%	228
BOIT 2004-A1 A1; 10/17/2011; 3.45%	183
BOIT 2004-B2 B2; 4/15/2012; 4.37%	155
Bombardier Inc Nt 144A; 5/1/2012; 6.75%	319
Boston Edison Co Nt; 4/15/2014; 4.88%	115
Boston Scientific Nt; 6/15/2014; 5.45%	189
Bristol-Myers Squibb Nt; 10/1/2006; 4.75%	284
British Columbia; 10/29/2008; 5.38%	70
British Sky Broadcasting; 10/15/2006; 7.3%	148
British Telecom PLC Nt; 12/15/2005; 7.88%	122
British Telecom PLC Nt; 12/15/2010; 8.38%	165
BSCMS 2002-TOP8 A2; 8/15/2038; 4.83%	63
BSCMS 2003-T10 A2; 3/13/2040; 4.74%	277
BSCMS 2003-T12 A3; 8/13/2039; 4.24%	182
BSCMS 2003-T12 A4; 8/13/2039; 4.68%	93
BSCMS 2004-PWR5 X2; 7/11/2042; 1.11%	114
BSCMS 2004-PWR6 A3; 11/11/2041; 4.36%	131
BSCMS 2004-T14 A4; 1/12/2041; 5.2%	136
BT Pyramid MBS Fund	90,307
Burlington North Santa Fe Nt; 12/15/2005; 6.38%	142
Burlington North Santa Fe Nt; 7/15/2011; 6.75%	80
Campbell Soup Co Nt; 10/15/2006; 6.9%	74
Capital One Bank Nt BKNT; 12/1/2008; 4.25%	490
CARAT 2004-1 CTFS; 9/15/2010; 2.84%	100
Carolina Power & Light 1st Mtg; 9/15/2013; 5.13%	143
CASC 1998-D7 A1B; 10/15/2030; 6.26%	267
Caterpillar FIN Serv CRP Sr Nt; 6/15/2007; 4.88%	408
Caterpillar Inc Deb Nt; 9/15/2009; 7.25%	71
Caterpillar Inc Nt; 5/1/2011; 6.55%	89
CCCIT 2004-A8 A8; 12/12/2016; 4.9%	242

CCMSC 1998-1 A2; 5/18/2030; 6.56%	89
CDCMT 2002-FX1 A2; 11/15/2030; 5.68%	281
CDCMT 2002-FX1 XCP; 5/15/2035; 2.27%	80
Cendant Corp Nt; 8/15/2006; 6.88%	111
CFAB 1999-4 IA6; 9/25/2011; 7.41%	79
CFAB 2004-1 IA6; 6/25/2015; 4.27%	41
CFMSI 2003-4 AF6; 10/25/2033; 4.49%	183
Charter One Bank Fsb Nt; 5/15/2012; 6.38%	31
Chase Manhattan Corp Sub Nt; 11/15/2009; 7%	5
Chevron Capital Corp; 9/17/2007; 3.5%	70
ChevronTexaco Capital Co Ntt; 2/15/2008; 3.38%	277
Chubb Corporation Nt; 11/15/2011; 6%	17
Cingular Wireless Sr Nt; 12/15/2011; 6.5%	306
CIT Group Holdings Nt; 4/2/2012; 7.75%	289
CIT Group Inc Nt; 4/1/2009; 3.38%	275
CIT Group Inc Nt; 11/3/2009; 4.13%	137
Citigroup Inc Nt; 2/1/2008; 3.5%	208
Citigroup Inc Nt; 5/5/2014; 5.13%	237
Citigroup Inc Nt; 1/18/2011; 6.5%	393
Citigroup Inc Nt 144A; 9/15/2014; 5%	569
Citigroup Inc Sr Nt; 2/9/2009; 3.63%	173
CMAC 1998-C1 A2; 7/15/2031; 6.49%	221
CMAC 1998-C2 A2; 9/15/2030; 6.03%	229
CMAC 1999-C1 A2; 6/15/2031; 7.03%	269
CMAOT 2003-A A4; 12/15/2009; 2.06%	281
CMAT 1999-C2 A2; 11/17/2032; 7.55%	94
CMAT 1999-C2 A3; 11/17/2032; 7.74%	182
CNF 2001-1 A4; 7/1/2032; 6.21%	285
CNFHE 2000-B AF5; 2/15/2031; 8.15%	82
Coca Cola Enterprises Inc Nt; 11/1/2008; 5.75%	54
Coca-Cola Co Nt; 3/15/2011; 5.75%	19
Codelco Inc; 10/15/2014; 4.75%	109
Comcast (AT&T Broadband); 3/15/2013; 8.38%	475
Comcast (TCI) Sr; 2/15/2006; 6.88%	219
Comcast Cable Comm Nt; 1/30/2011; 6.75%	158
Comcast Corp; 1/15/2010; 5.85%	377
COMET 2003-C4 C4; 8/15/2013; 6%	344
COMT 2000-2 C; 8/15/2008; 7.8%	222
Conagra Foods Inc Nt; 9/15/2006; 6%	145
Conagra Foods Inc Nt; 9/15/2011; 6.75%	236
Conoco Funding Co Guar Nt; 10/15/2011; 6.35%	357
Conocophillips Nt; 10/15/2007; 3.63%	138
Cons Edison Co of NY Deb; 6/15/2013; 3.85%	65
Consolidated Edison Co NY Nt; 2/1/2013; 4.88%	71
Consolidated Natural Gas Deb; 12/1/2008; 6.63%	301
Constellation Energy Nt; 4/1/2012; 7%	119
Corp Andina De Fomento Nt; 3/15/2012; 6.88%	12
Cox Communications Inc Nt; 6/1/2013; 4.63%	198
Cox Communications Inc Nt; 12/15/2014; 5.45%	723
Cox Communications Inc Nt; 10/1/2012; 7.13%	59
Credit Suisse FB USA Inc; 1/15/2009; 3.88%	139
Credit Suisse Fb USA Inc Nt; 1/15/2008; 4.63%	323
Credit Suisse FB USA Inc Nt; 11/15/2011; 6.13%	249
CSF 2004-C2 A2; 5/15/2036; 5.42%	173
CSFB 1997-C2 A2; 1/17/2035; 6.52%	9
CSFB 2000-C1 A2; 4/15/2062; 7.55%	181
CSFB 2004- C4 ASP; 10/15/2039; 1.22%	198
CVS Corp Nt; 9/15/2014; 4.88%	186
CVS Corp Pass Thru Certs144A; 1/11/2027; 5.3%	279
CXHE 2004-B AF6; 3/25/2034; 4.19%	53
Daimler Chrysler NA Hldg Nt; 6/15/2010; 8%	60
DaimlerChrysler NA Hldg Gtd Nt; 6/4/2008; 4.05%	515
DaimlerChrysler NA Hldg Nt; 1/15/2008; 4.75%	501
Dayton Pwr & Lt 144A; 10/1/2013; 5.13%	710
DCAT 2004-A CTFS; 8/8/2010; 2.85%	43
Deutsche Telekom Int FIN Nt; 7/22/2008; 3.88%	70
Deutsche Telekom Intl Fin Gtd; 6/15/2010; 8.5%	164
Developers Divers Realty Nt; 4/15/2011; 5.25%	141
Devon Financing Corp ULC Nt; 9/30/2011; 6.88%	395
Diageo Cap PLC Gtd Nt; 8/15/2005; 6.13%	286
Diageo Capital Plc MTN; 11/1/2009; 7.25%	32
DLJCM 1998-CF2 A1B; 11/12/2031; 6.24%	186
DLJCM 1998-CG1 A1B; 6/10/2031; 6.41%	70
DLJCM 1999-CG2 A1B; 6/10/2009; 7.3%	268
DMARC 1998-C1 A2; 6/15/2031; 6.54%	166
Dow Chemical Nt; 11/15/2009; 5.75%	148
DTE Energy Co Sr Nt; 6/1/2006; 6.45%	108
DTE Energy Co Sr Nt; 6/1/2011; 7.05%	78
Du Pont E I De Nemours & Co Nt; 10/15/2009; 6.88%	118
Du Pont E I De Nemours & Co Nt; 9/15/2006; 8.25%	49
Duke Energy Corp 1st Mtg; 3/5/2008; 3.75%	139
Eli Lilly & Co; 3/15/2008; 2.9%	68

Emerson Electric Co Nt; 10/15/2008; 5%	361
Emerson Electric Deb; 5/1/2013; 4.5%	69
Encana Corp Nt; 8/15/2009; 4.60%	41
Encana Corp Sr Nt; 10/15/2013; 4.75%	34
EOP Operating LP Nt; 7/15/2011; 7%	199
EOP Operating LP Nt; 11/15/2007; 7.75%	268
ETRVM 2004-1 A3; 10/8/2018; 3.62%	104
European Investment Bank Bd; 9/18/2006; 7.13%	74
European Investment Bank Nts; 3/1/2007; 4.63%	644
European Invt Bk; 9/6/2006; 4.88%	358
Export Development Canada; 8/1/2007; 4%	71
FCCMT 2001-B A; 12/15/2008; 5.60%	121
Federated Dept Stores; 9/1/2008; 6.63%	153
Federated Dept Stores Sr Nt; 4/1/2011; 6.63%	156
FHLMC Deb; 6/27/2006; 7.18%	21
FHLMC Global Nt; 3/15/2009; 5.75%	150
FHLMC Note; 1/15/2005; 6.88%	255
FHLMC Nt; 8/15/2005; 1.5%	717
FHLMC Nt; 5/15/2007; 2.88%	130
FHLMC Nt; 1/15/2013; 4.5%	219
FHLMC Nt; 11/15/2013; 4.88%	163
FHLMC Nt; 7/15/2005; 7%	1,318
Financement Quebec Nts; 10/25/2012; 5%	72
First Data Corporation Nt; 8/1/2013; 4.7%	52
First Union Corp Sub Nt; 3/15/2006; 7%	183
Fleet Financial Group Sub Nt; 3/15/2008; 6.5%	60
FleetBoston Finl Corp Nt; 9/15/2005; 7.25%	252
FleetBoston Finl Corp Sub Nt; 12/1/2009; 7.38%	481
Florida Power & Light; 12/1/2005; 6.88%	178
FNMA 30Yr P/T Pool #610007; 10/1/2031; 6.5%	99
FNMA Bond; 2/2/2006; 5.88%	61
FNMA Nt; 9/15/2012; 4.38%	278
Ford Motor Credit CO; 10/25/2011; 7.25%	257
Ford Motor Credit Co; 2/1/2011; 7.38%	419
Ford Motor Credit Co Gbl Nt; 10/28/2009; 7.38%	150
Ford Motor Credit Co Nt; 1/12/2009; 5.8%	36
Ford Motor Credit Co Nt; 1/25/2007; 6.5%	660
Ford Motor Credit Co Nt; 2/1/2006; 6.88%	462
Ford Motor Credit Co Nt; 10/1/2013; 7%	444
FPL Group Capital Inc Guar Nt; 5/15/2007; 6.13%	29
France Telecom Nt; 3/1/2006; 7.95%	74
France Telecom Nt; 3/1/2011; 8.5%	210
Fred Meyer Inc Nt; 3/1/2008; 7.45%	348
FUCMT 1999-C1 A2; 10/15/2035; 6.07%	266
FULB 1997-C2 A3; 11/18/2029; 6.65%	232
FULBA 1998-C2 A2; 11/18/2035; 6.56%	364
FUNBC 1999-C4 A2; 11/15/2009; 7.39%	313
FUNBC 2000-C1 A2; 5/1/2032; 7.84%	184
Gannett Co Inc Nt; 4/1/2012; 6.38%	58
GCCFC 2004-GG1 A7; 6/10/2036; 5.32%	158
GCCFC 2004-GG1A A3; 3/10/2009; 4.34%	188
GECMC 2001-1 A2; 5/15/2033; 6.53%	276
General Dynamics Corp Nt; 5/15/2008; 3%	135
General Elec CAP Corp Bd; 1/15/2013; 5.45%	260
General Elec Cap Corp MTN; 11/15/2010; 6.88%	78
General Elec CAP Corp Nt; 1/15/2008; 4.25%	107
General Elec Cap Corp Nt; 9/15/2009; 4.63%	107
General Elec Cap Corp Nt; 2/15/2007; 5%	180
General Elec Cap Corp Nt; 2/15/2012; 5.88%	265
General Elec Cap Corp Nt; 6/15/2012; 6%	225
General Elec Cap Corp Nt; 6/15/2008; 8.63%	198
General Electric Capital Corp Nt; 9/15/2014; 4.75%	347
General Electric Company Nt; 2/1/2013; 5%	216
General Mills Inc Nt; 2/15/2007; 5.13%	287
General Mills Inc Nt; 2/15/2012; 6%	228
General Motors (Nova Scotia); 10/15/2008; 6.85%	251
General Motors Accep Corp Nt; 9/15/2011; 6.88%	108
General Motors Accep Corp Nt; 8/28/2012; 6.88%	681
General Motors Accep Corp Nt; 1/19/2010; 7.75%	490
General Mtrs Corp Nt; 3/15/2006; 7.1%	144
Genl Motors Accept Corp Nt; 8/28/2007; 6.13%	433
Genl Motors Accept Corp Nt; 2/1/2012; 7%	127
GMAC Nt; 12/1/2014; 6.75%	359
GMACC 1998-C2 A2; 5/15/2035; 6.42%	356
GMACC 1999-C1 A2; 5/15/2033; 6.18%	156
GMACC 1999-C2 A2; 9/15/2033; 6.95%	176
GMACC 2001-C1 A2; 4/15/2034; 6.47%	183
Golden West Finl Corp Nt; 10/1/2012; 4.75%	70
Goldman Sachs Group Inc MTN; 10/1/2009; 7.35%	135
Goldman Sachs Group Inc Nt; 7/15/2013; 4.75%	347
Goldman Sachs Group Inc Nt; 1/15/2012; 6.6%	236
Goldman Sachs Group Inc Nt; 5/15/2009; 6.65%	76

Goldman Sachs Group Inc Nt; 8/17/2005; 7.63%	36
Goldman Sachs Grp Inc; 1/15/2014; 5.15%	498
GSMS 1998-GLII A2; 4/13/2031; 6.56%	118
GSMS 1999-C1 A2; 11/18/2030; 6.11%	271
GSMS 2004-GG2 A5; 8/1/2038; 5.28%	75
GSMS 2004-GG2 A6; 8/1/2038; 5.4%	122
GTE California Inc Deb; 3/15/2007; 7.65%	44
GTE Southwest Inc Deb; 1/1/2007; 6.23%	148
HART 2004-A D; 8/15/2011; 4.1%	32
Hartford Fin Svcs Group Sr Nt; 6/15/2010; 7.9%	40
Hartford Finl Svcs Grp Sr Nt; 9/1/2007; 4.70%	60
HAT 2003-1 A4; 11/17/2009; 2.22%	276
Health Care Ppty Inv Sr Nt; 6/25/2012; 6.45%	113
Health Care REIT Nt; 9/12/2012; 8%	287
Hewlett-Packard CO; 12/15/2006; 5.75%	107
HFCMC 1999-PH1 A2; 5/15/2031; 6.85%	271
HFCMC 2000-PH1 A2; 1/17/2034; 7.75%	182
Honeywell Intl Inc Nt; 10/3/2005; 6.88%	143
Household Fin Corp Nt; 1/30/2007; 5.75%	183
Household Fin Corp Nt; 11/27/2012; 6.38%	191
Household Fin Corp Nt; 1/24/2006; 6.5%	219
Household Fin Corp Nt; 5/15/2012; 7%	237
Household Fin Corp Nt; 7/15/2006; 7.2%	224
Household Finance Corp Nt; 10/15/2011; 6.38%	249
HPLCC 2002-1 A; 1/18/2011; 5.5%	72
HSBC USA Inc Sub Nt; 7/15/2009; 7.5%	165
IBM Corp Nt; 2/1/2009; 5.38%	188
IMCHE 1997-2 A7; 5/20/2007; 7.23%	8
IMCHE 1998-3 A8; 8/20/2029; 6.34%	18
Inco Ltd Nt; 5/15/2012; 7.75%	164
Inter Amern Dev Bk Bd; 11/18/2008; 5.38%	220
Inter Amern Dev Bk Bd; 9/1/2009; 8.4%	83
Inter-American Dev Bk Nt; 10/22/2007; 6.38%	150
Inter-American Devel Bk Bd; 3/8/2006; 6.13%	145
Inter-American Devel Bk Deb; 3/15/2011; 8.5%	85
International Lease Fin Nt; 6/1/2007; 5.63%	35
Intl Bk Recon & Dev Bd; 8/21/2006; 6.63%	222
Intl BK Recon & Dev Nt; 3/28/2006; 5%	499
Intl Lease Fin Corp Nt; 7/3/2006; 5.7%	36
John Deere Capital Corp Sr Nt; 12/15/2005; 3.13%	412
John Hancock Fin Svcs Sr Nt; 12/1/2008; 5.63%	22
JP Morgan Chase; 3/15/2009; 3.5%	408
JP Morgan Chase & Co Sub Nt; 2/1/2011; 6.75%	158
JPMC 1997-C5 A3; 9/15/2029; 7.09%	156
JPMCC 2003-PM1A A4; 8/12/2040; 5.33%	187
JPMCC 2004-C1 A2; 1/15/2038; 4.3%	150
JPMCC 2004-C1 A3; 1/15/2038; 4.72%	179
JPMCC 2004-CB89 A1; 6/12/2041; 3.48%	261
JPMCC 2004-CBX A6; 1/12/2037; 4.9%	285
JPMCC 2004-LN2 A2; 7/15/2041; 5.12%	275
Kellogg Co Nt; 6/1/2008; 2.88%	67
Kellogg Co Nt; 4/1/2011; 6.6%	78
Keycorp Nts; 5/21/2009; 4.7%	71
Keyspan Corp Nt; 4/1/2013; 4.65%	70
Keyspan Gas East Nt; 2/1/2010; 7.88%	83
Kinder Morgan Ener Part Nt; 12/15/2013; 5%	172
Kinder Morgan Ener Part Nt; 9/1/2012; 6.5%	115
Kohls Corp Nt; 3/1/2011; 6.3%	77
Kraft Foods Inc Nt; 6/1/2007; 5.25%	71
Kraft Foods Inc Nt; 11/1/2011; 5.63%	473
Kraft Foods Inc Nt; 6/1/2012; 6.25%	151
Landesbank Baden-Wurtte MTN; 4/1/2012; 6.35%	195
Lasmo USA Inc Gtd Nt; 6/30/2006; 7.5%	109
LBUBS 2000-C3 A2; 1/15/2010; 7.95%	320
LBUBS 2001-C2 A2; 11/15/2027; 6.65%	348
LBUBS 2001-C3 A2; 12/15/2028; 6.37%	274
LBUBS 2002-C4 A5; 9/15/2031; 4.85%	63
LBUBS 2002-C7 A4; 12/15/2031; 4.96%	281
LBUBS 2003-C7 XCP; 7/15/2037; 0.84%	152
LBUBS 2004-C2 A4; 3/15/2036; 4.37%	275
LBUBS 2004-C6 XCP; 8/15/2036; 0.93%	93
LBUBS 2004-C7 XCP; 10/15/2036; 1%	220
Lehman Bros Holdings Nt; 5/15/2006; 6.25%	90
Lehman Bros Holdings Nt; 2/1/2008; 7%	138
Lehman Bros Inc Nt; 2/15/2008; 6.63%	17
Lehman Brothers Holdings Nt; 1/18/2012; 6.63%	276
Liberty Property Lp Sr Nt; 8/1/2010; 8.5%	126
Manitoba (Province of) Bd; 1/17/2006; 2.75%	69
Manitoba Province; 10/1/2008; 5.5%	133
Marshall & Ilsley Corp; 2/9/2007; 2.63%	273
MBIA Inc Nt; 2/15/2011; 9.38%	43
MBNAM 1999-B C; 8/15/2011; 6.65%	196

MBNAS 2001-C3 C3; 12/15/2008; 6.55%	72
McDonalds Corp MTN; 8/1/2007; 6.5%	151
Mellon Finl Co Nt; 2/15/2010; 6.38%	76
Merrill Lynch & Co Inc Nt; 2/17/2009; 6%	301
Merrill Lynch & Co Nt; 4/21/2008; 3.7%	155
Metlife Inc Sr Nt; 12/1/2011; 6.13%	41
Midamerican Energy Hldgs Nt; 5/15/2008; 3.5%	135
MMCA 2001-2 B; 6/15/2007; 5.75%	37
Monsanto Co Nt; 5/15/2008; 4%	69
Monsanto Co Sr Nt; 8/15/2012; 7.38%	247
Morgan JP & Co Inc Sub Nt; 11/1/2007; 6.7%	112
Morgan JP & Co MTN FRN; 1/15/2009; 6%	75
Morgan St Dean Witter Nt; 3/1/2007; 6.88%	376
Morgan Stanley Nt; 4/1/2008; 3.63%	138
Morgan Stanley Nt; 1/15/2009; 3.88%	70
Morgan Stanley Nt; 3/1/2013; 5.3%	108
Morgan Stanley Nt; 4/1/2012; 6.6%	155
Morgan Stanley Sub Nt; 4/1/2014; 4.75%	843
Morgan Stanley Unsub; 4/15/2006; 6.1%	144
MSC 1998-WF1 A2; 3/15/2030; 6.55%	28
MSC 1998-WF2 A2; 7/15/2030; 6.54%	210
MSC 2003-IQ6 A4; 12/15/2041; 4.97%	48
MSC 2003-T11 A4; 6/13/2041; 5.15%	278
MSC 2004-T13 A3; 9/13/2045; 4.39%	273
MSDWC 2001-TOP3 A4; 7/15/2033; 6.39%	212
MSDWC 2001-TOP5 A4; 10/1/2035; 6.39%	275
MSDWC 2002-TOP7 A2; 1/15/2039; 5.98%	182
MSDWC 2003-TOP9 A2; 11/13/2036; 4.74%	243
NASC 1998-D6 A1B; 3/15/2030; 6.59%	268
NASC 1998-D6 A1C; 3/15/2030; 6.69%	54
National City Corp Nt; 4/1/2008; 3.2%	170
National Rural Utilities Nt; 2/15/2006; 3%	173
National Rural Utils Col Tr; 5/15/2006; 6%	107
National Rural Utils Coop Nt; 11/1/2008; 5.75%	148
National Westminster Bk Sub Nt; 10/1/2009; 7.38%	135
Nationwide Financial Svcs Nt; 7/1/2012; 5.9%	37
New Zealand Govt Deb; 11/15/2005; 10.63%	126
Nisource Fin Corp Gtd Nt; 11/15/2005; 7.63%	215
NiSource Finance Corp Gtd; 11/15/2010; 7.88%	163
NLFC 1998-2 A2; 8/20/2030; 6.48%	268
Norfolk Southern Corp; 9/17/2014; 5.26%	130
Norfolk Southern Corp Nt; 5/15/2007; 7.35%	26
Nova Scotia Province Nt; 2/27/2012; 5.75%	110
Occidental Petroleum Sr Nt; 1/15/2007; 5.88%	110
Ontario (Province Of); 7/17/2012; 5.13%	73
Ontario Electricity Fin Gtd Nt; 1/30/2008; 6.1%	30
Ontario Hydro Bd; 3/31/2013; 7.45%	42
Ontario Province; 10/1/2008; 5.5%	147
Ontario Province Canada Glbl; 2/21/2006; 6%	289
Pacific Gas & Electric 1st Mtg; 3/1/2014; 4.8%	236
Pacificorp 1st Mtg; 9/15/2013; 5.45%	47
Peco Energy Co 1st Mtg; 5/1/2008; 3.5%	206
PEGTF 2001-1 A7; 6/15/2016; 6.75%	8
Pemex Project Fdg Master Tr Nt; 10/13/2010; 9.13%	293
Pepco Holdings Inc Nt; 8/15/2007; 5.5%	218
Pepco Holdings Inc Nt; 8/15/2012; 6.45%	154
Pepsi Bottling Hldgs Nt 144A; 2/17/2009; 5.63%	92
Phillips Pete Co Deb; 2/15/2011; 9.38%	89
Phillips Pete Co Nt; 5/25/2010; 8.75%	84
PNBMT 2000-1 A; 8/17/2009; 7.49%	181
PNCMA 1999-CM1 A1B; 12/10/2032; 7.33%	257
PNCMA 2000-C1 A2; 2/15/2010; 7.61%	180
POPLR 2004-5 M2; 12/25/2034; 5.68%	40
PPL Electric Utilities Sr Nt; 8/15/2007; 5.88%	74
Praxair Inc Nt; 6/1/2013; 3.95%	131
Praxair Inc Nt; 4/1/2012; 6.38%	78
Procter & Gamble Co Sr Nt; 8/10/2009; 8.5%	83
Progress Energy Inc Nt; 3/1/2011; 7.1%	236
Progress Energy Inc Sr Nt; 3/1/2006; 6.75%	146
PSEG Power Sr Nt; 4/15/2011; 7.75%	81
PSI Energy Inc Deb; 10/15/2007; 7.85%	77
PSSF 1998-C1 A1B; 7/15/2008; 6.51%	274
Public Serv CO Of Colo; 10/1/2012; 7.88%	85
Quebec Prov Cda Deb; 1/17/2006; 6.5%	79
Quebec Province Deb; 1/30/2007; 7%	221
Quebec Province Nt; 5/5/2014; 4.88%	127
RAMP 2003-RZ4 A5; 2/1/2032; 4.66%	90
RAMP 2004-RZ1 AI2; 8/25/2027; 2.34%	182
RASC 2003-KS10 AI6; 12/25/2033; 4.54%	110
RASC 2004-KS2 AI6; 3/25/2034; 4.3%	54
Raytheon Co Deb Nt; 4/1/2013; 5.38%	217
Raytheon Co Nt; 11/1/2008; 6.15%	155

Raytheon Co Nt; 8/15/2007; 6.75%	155
Reliastar Finl Corp Nt; 10/30/2006; 8%	21
Republic of Chile Nt; 1/15/2013; 5.5%	111
Republic of Chile Nt; 4/28/2009; 6.88%	39
Republic of Italy Bd; 6/15/2012; 5.63%	149
Republic Of Italy Nt; 10/25/2006; 4.38%	211
Republic of Italy Nt; 2/22/2011; 6%	207
Republic of Korea Bd; 4/15/2008; 8.88%	81
RFMS2 2004-HI1 A2; 7/25/2013; 2.49%	121
RFMS2 2004-HI3 A5; 6/25/2029; 5.48%	153
Rio Tinto FIN USA Ltd Nt; 9/30/2008; 2.63%	133
Rockwell Automation Inc Nt; 1/15/2008; 6.15%	167
Safeway Inc Nt; 8/16/2010; 4.95%	246
Safeway Inc Nt; 8/15/2012; 5.8%	74
Safeway Inc Nt; 3/1/2006; 6.15%	108
Santander Fincl Issuan Sub Nt; 4/1/2006; 7%	66
Sara Lee Corp Nt; 6/15/2013; 3.88%	98
Saskatchewan Prov Deb; 2/1/2013; 8%	152
SBC Communications Inc Nt; 3/15/2011; 6.25%	230
SBM7 2000-C2 A2; 7/18/2033; 7.46%	273
SCANA Corp Nt; 2/1/2012; 6.25%	39
Simon Property Group LP Nt; 11/15/2007; 6.38%	221
SLM Corp Nt; 3/17/2008; 3.63%	207
Southwestern Bell Tel Co Nt; 11/15/2007; 6.38%	74
Southwestern Pub Service Nt; 11/1/2006; 5.13%	71
Sprint Cap Corp Gtd Nt; 1/30/2006; 7.13%	294
Sprint Capital Corp Gtd Nt; 1/15/2007; 6%	184
Sprint Capital Corp Gtd Nt; 11/15/2008; 6.13%	74
Sprint Capital Corp Nt; 3/15/2012; 8.38%	213
State Street Bank & Trust Co; 12/30/1899; 1.55%	5,546
SunTrust Banks Inc Sub Nt; 5/1/2010; 7.75%	184
Target Corp Nt; 3/1/2008; 3.38%	344
Target Corp Nt; 5/15/2006; 5.95%	54
Telecom Italia Capital Gtd; 11/15/2013; 5.25%	524
Telefonica Europe B V US Nt; 9/15/2005; 7.35%	27
Telefonica Europe BV US Nt; 9/15/2010; 7.75%	70
Tenn Valley Authority; 8/1/2013; 4.75%	118
Texaco Capital Inc Gtd Nt; 2/1/2007; 7.09%	152
Textron Financial Corp; 6/1/2007; 5.88%	109
Toyota Motor Credit Corp Nt; 8/1/2008; 2.88%	270
Toyota Mtr Cr Corp Nt; 12/15/2008; 5.5%	36
Transocean Sedco Forex Nt; 4/15/2011; 6.63%	78
Travelers Ppty Cas Sr Nt 144A; 3/15/2008; 3.75%	137
Tyco Intl Grp SA Nt; 2/15/2011; 6.75%	708
Tyson Foods Inc Nt; 10/1/2011; 8.25%	498
UAC 2000-D A4; 4/9/2007; 6.89%	159
Unilever Capital Corp; 11/1/2005; 6.88%	72
Unilever Capital Corp Gtd; 11/1/2010; 7.13%	80
Union Pac Corp Nt; 2/1/2006; 6.4%	291
Union Pacific Corp Sr Nt; 1/15/2015; 4.88%	593
Union Pacific Railroad; 2/23/2019; 6.7%	52
Union Planters Bank NA Nt; 12/1/2010; 4.38%	52
United Mexican States Bd; 3/12/2008; 8.63%	399
United Mexican States Nt; 1/14/2011; 8.38%	250
United States Treasury Nt; 10/31/2006; 2.5%	96
United States Treasury Nt; 10/15/2009; 3.38%	247
United Technologies Corp Nt; 6/1/2009; 6.5%	46
United Technologies Corp Nt; 9/15/2006; 7%	125
US Bancorp Nt; 3/15/2008; 3.13%	272
US Treas Inflation Indexed Security (TIPS); 1/15/2009; 3.88%	116
US Treasury Bd; 8/15/2014; 4.25%	489
US Treasury N/B; 9/30/2006; 2.5%	66
US Treasury N/B; 6/30/2006; 2.75%	137
US Treasury N/B; 11/15/2009; 3.5%	103
US Treasury N/B; 11/15/2014; 4.25%	145
US Treasury Nt; 7/31/2005; 1.5%	391
US Treasury Nt; 1/31/2006; 1.88%	2,789
US Treasury Nt; 8/15/2006; 2.38%	583
US Treasury Nt; 11/15/2006; 2.63%	2,120
US Treasury Nt; 5/15/2008; 2.63%	564
US Treasury Nt; 9/15/2008; 3.13%	552
US Treasury Nt; 11/15/2008; 3.38%	932
US Treasury Nt; 12/15/2008; 3.38%	291
US Treasury Nt; 2/15/2013; 3.88%	69
US Treasury Nt; 2/15/2014; 4%	956
US Treasury Nt; 8/15/2009; 6%	85
US Treasury Nt; 8/15/2005; 6.5%	19
US Treasury Nt; 5/15/2005; 6.75%	105
UST Inc Nt; 7/15/2012; 6.63%	158
USX Marathon Group Nt; 3/1/2008; 6.85%	76
Valero Energy Corp Nt; 4/15/2012; 6.88%	79
Verizon Global Fdg Nt; 12/1/2005; 6.75%	143

Verizon Global Funding MTN; 3/15/2007; 7.6%	42
Verizon Inc Nt; 4/1/2012; 6.88%	419
Verizon Virginia Inc Deb A; 3/15/2013; 4.63%	272
Verizon Wireless Inc Nt; 12/15/2006; 5.38%	428
Viacom Inc Gtd Nt; 7/30/2010; 7.7%	372
Virginia Elec & Pwr Co 1st Mtg; 7/1/2007; 7.63%	281
Virginia Electric & Power Nt; 12/15/2010; 4.5%	208
VMF 2000-D A4; 7/7/2027; 7.72%	54
VMF 2002-A A3; 3/7/2018; 5.58%	71
Vodafone Airtouch PLC Nt; 2/15/2010; 7.75%	229
Wachovia Corp Sub Nt; 8/4/2008; 6.25%	455
Wal Mart Stores Inc Nt; 8/1/2006; 5.45%	435
Wal-Mart Stores Inc Nt; 8/10/2009; 6.88%	371
Wal-Mart Stores Nt; 7/12/2007; 4.38%	72
Washington Mutual Inc Nt; 11/3/2005; 2.4%	274
Waste Management Inc Sr Nt; 8/1/2010; 7.38%	323
WBCMT 2004-C15 A4; 10/15/2041; 4.8%	120
Wells Fargo & Co; 8/24/2005; 7.25%	108
Wells Fargo Bank NA Sub Nt; 2/1/2011; 6.45%	78
Wells Fargo Bank NA Sub Nt; 6/21/2010; 7.55%	160
Wells Fargo Company; 9/1/2012; 5.13%	144
Westfield Cap Corp Nt 144A; 11/15/2010; 4.38%	372
WESTO 2003-2 A4; 12/20/2010; 2.41%	271
Weyerhaeuser Co Nt; 8/1/2006; 6%	110
Weyerhaeuser Co. Deb; 7/1/2013; 7.25%	123
Wisconsin Energy Corp Nts; 4/1/2006; 5.88%	33
Wisconsin Power & Light Deb; 6/15/2007; 7%	155
Wyeth Nt; 3/15/2013; 5.5%	181
XTO Energy IncNOTES144A; 1/31/2015; 5%	116

Total Synthetic Guaranteed Investment Contracts	$200,271

Total Investments	$4,105,639

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FREESCALE SEMICONDUCTOR, INC. 401(k) PROFIT SHARING PLAN

/s/ DAVE HOLODY
By:	Dave Holody
Title:	Authorized Signatory of the Profit Sharing Committee

/s/ MATT MCCOY
By:	Matt McCoy
Title:	Authorized Signatory of the Profit Sharing Committee

Date: November 8, 2005

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm